UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 15, 2011

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events

On September 15, 2011 the Company announced that Greg Maffei, President and CEO of Liberty Media, will be presenting at the Goldman Sachs Communacopia XX Conference on Thursday, September 22nd at 9:40 a.m., Eastern Time at the Goldman Sachs Conference Center in New York City, NY.  During his presentation, Mr. Maffei may make observations regarding the company’s financial performance and outlook and the status of the proposed split-off of the Liberty Capital and Liberty Starz tracking stock groups.

Item 9.01.  Financial Statements and Exhibits

(d)  Exhibits

Exhibit No.	Name

99.1	Press Release dated September 15, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 21, 2011

LIBERTY MEDIA CORPORATION

By:	/s/ Wade Haufschild
Name: Wade Haufschild
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Name

99.1	Press Release dated September 15, 2011

Exhibit 99.1

LIBERTY MEDIA CORPORATION TO PRESENT AT THE GOLDMAN SACHS COMMUNACOPIA XX CONFERENCE

Englewood, Colo, Sept 15 - Liberty Media Corporation (Nasdaq: LCAPA, LCAPB, LINTA, LINTB, LSTZA, LSTZB) announced that Greg Maffei, President and CEO of Liberty Media, will be presenting at the Goldman Sachs Communacopia XX Conference on Thursday, September 22nd at 9:40 a.m., Eastern Time at the Goldman Sachs Conference Center in New York City, NY.  During his presentation, Mr. Maffei may make observations regarding the company’s financial performance and outlook and the status of the proposed split-off of the Liberty Capital and Liberty Starz tracking stocks.

The presentation will be broadcast live via the Internet.  All interested persons should visit the Liberty Media Corporation website at http://www.libertymedia.com/events to register for the webcast.  An archive of the webcast will also be available on this website for 30 days.

About Liberty Media Corporation

Liberty owns interests in a broad range of electronic retailing, media, communications and entertainment businesses.  Those interests are attributed to three tracking stock groups: (1) the Liberty Interactive group (Nasdaq: LINTA, LINTB), which includes Liberty’s interests in QVC, Provide Commerce, Backcountry.com, Celebrate Interactive, Bodybuilding.com and Expedia, (2) the Liberty Starz group (Nasdaq: LSTZA, LSTZB), which includes Liberty’s interest in Starz, LLC, and (3) the Liberty Capital group (Nasdaq: LCAPA, LCAPB), which includes all businesses, assets and liabilities not attributed to the Interactive group or the Starz group including Liberty’s subsidiaries the Atlanta National League Baseball Club, Inc., and TruePosition, Inc., Liberty’s interests in SiriusXM, Live Nation and Barnes & Noble, and minority equity investments in Time Warner Inc. and Viacom.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty’s tracking stocks.  The offer and sale of shares in the proposed split-off will only be made pursuant to Liberty CapStarz’s effective registration statement. Liberty stockholders and other investors are urged to read the Form S-4 registration statement on file with the SEC, including Liberty’s proxy statement/prospectus contained therein, because they contain important information about the split-off.  Copies of Liberty’s and Liberty CapStarz, Inc.’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Contact:

Courtnee Ulrich

720-875-5420